

October 7, 2013

<u>Via E-mail</u>
Mr. Simon Ridgway
Chief Executive Officer
Radius Gold Inc.
200 Burrard Street, Suite 650
Vancouver, BC V6C 3L6
Canada

> **Re: Radius Gold Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response Dated September 18, 2013**
> **File No. 001-32556**

Dear Mr. Ridgway:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Major Shareholders and Related Party Transactions, page 40</u>

<u>B. Related Party Transactions, page 40</u>

1. We note in your response to comment 2 in our letter dated September 5, 2013 that investors should refer to Notes 8, 9, and 14 of the company's financial statements for "all other related party transactions." However, the nature and extent of each material related party transaction is still unclear. Please provide us with draft disclosure that includes the information required by Item 7.B.1 of Form 20-F or advise us why you believe such disclosure is not required. For example, identify your directors and/or officers that are affiliated with each of the related parties you list in Notes 8, 9, and 14 and describe the transaction and the amount involved.

Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director